Exhibit 12

Earnings to Fixed Charges Ratio

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003

Part I - Earnings

Pretax loss from continuing operations	(110,443)	(86,736)	(94,345)	(96,850)	(151,915)

Add:
Fixed Charges
Interest expense - not income	52,750	62,253	39,066	26,643	20,610
Amortization of debt issue costs and discount or premium relating to indebtedness	4,757	7,948	3,070	1,625	1,466
Interest portion of rental expense	507	703	267	569	523
Preferred stock dividends	—	—	—	—	—

Fixed Charges reduced by:
Interest capitalized during the period	371	2,633	5,740	4,043	7,281
Preferred stock dividends	—	—	—	—	—
Amortization related to capitalized interest	372	406	281	247	—
	(53,172)	(18,871)	(57,963)	(72,303)	(136,597)

Part II - Fixed Charges

Interest Expense - not income	52,750	62,253	39,066	26,643	20,610
Amortization of debt issue costs and discount or premium relating to indebtedness	4,757	7,948	3,070	1,625	1,466
Interest portion of rental expense	507	703	267	569	523
Preferred stock dividends	—	—	—	—	—
	58,014	70,904	42,403	28,837	22,599
Fixed charge coverage	(0.92)	(0.27)	(1.37)	(2.51)	(6.04)